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                                                                   EXHIBIT 99.1


                                                                      9/19/2002
                                                          FOR IMMEDIATE RELEASE

CAMTEK CONTACT:               PORTFOLIO PR CONTACTS:
Moshe Amit                    Paul Holm / Leon Zalmanov
+972-4-604-8308               +1 212-736-9224
+972-4-654-1083 (fax)         pholm@portfoliopr.com / lzalmanov@portfoliopr.com
                              -------------------------------------------------
mosheamit@camtek.co.il
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                   CAMTEK CONFIRMS REVENUE EXPECTATIONS FOR Q3

                      RECEIVES NASDAQ NMS DELISTING WARNING

                           REPURCHASE OF SHARES UPDATE

MIGDAL HAEMEK, Israel - September 19, 2002 - Camtek Ltd. (NASDAQ:CAMT), a developer, manufacturer and marketer of intelligent optical inspection systems and related software products used to enhance processes and yields for the Printed Circuit Board (PCB), Semiconductor Packaging, and Microelectronics industries, reported today that it is refining its guidance for expected revenues for Q3 2002 to the range of $6.5-7.2 million. The previously released guidance was in the range of $6.0-7.5 million. The expected revenues include income recognition for three Pegasus systems from a major Taiwanese semiconductor assembly house.

"Our expected revenues for the third quarter of 2002 represent a continuous improvement over the results of the first and second quarters " commented Rafi Amit, Camtek's CEO. "Adjusting our guidance to a narrower range reflects our higher level of confidence as we get closer to the quarter end."

Rafi Amit continued, "The Pegasus is our new entry in the Chip-Scale Packaging arena in East Asia, one of the market segments with the higher growth potential. Having multiple systems delivering high customer satisfaction, 24 hours a day, 7 days a week for several months now, indicates the product maturity and significant sales potential. We expect that this encouraging performance at a global industry leader will lead to additional opportunities."

The Company further announced that it had received a letter from NASDAQ, stating that, for a period of 30 consecutive trading days, the Company's ordinary shares had closed below the minimum price of $1.00 per share, and that its market value of publicly held shares was below $5 million, as required for continued listing on the NASDAQ National Market. The Company has until November 7, 2002, to regain compliance with the minimum $1.00 per share requirement and until December 4, 2002, to regain compliance with the minimum market value

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of publicly held shares requirement. Otherwise NASDAQ will notify the company that its shares will be delisted from NASDAQ National Market. At that time the Company will be able to appeal the determination before a Listing Qualifications Panel. Camtek is currently reviewing its options to meet the requirements for continued listing on NASDAQ, as well as the option of transferring its shares to NASDAQ Small Cap Market.

The Company also released an update regarding its stock repurchase program, announced on September 17, 2001. To date, the company has purchased in the open market a total of 528,000 shares of the company - 328,000 of which were purchased in the recent past - for a total consideration of approximately $806,000.

Commenting on the program, Rafi Amit stated, "The repurchase of our stock is in line with our strategy, which was announced last September. The repurchase reflects our belief that our stock is greatly undervalued, relative to the real worth of the Company."

As of September 17, 2002, the company has approximately 28,000,000 shares outstanding.

ABOUT CAMTEK LTD.

Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha'Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. This press release is available at www.camtek.co.il
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THIS PRESS RELEASE MAY CONTAIN PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS
REGARDING FUTURE EVENTS OR THE FUTURE PERFORMANCE OF THE COMPANY. THESE STATEMENTS ARE ONLY PREDICTIONS AND MAY CHANGE AS TIME PASSES. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THAT INFORMATION. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED, INCLUDING AS A RESULT OF CHANGING INDUSTRY AND MARKET TRENDS, REDUCED DEMAND FOR OUR PRODUCTS, THE TIMELY DEVELOPMENT OF OUR NEW PRODUCTS AND THEIR ADOPTION BY THE MARKET, INCREASED COMPETITION IN THE INDUSTRY, PRICE REDUCTIONS AS WELL AS DUE TO RISKS IDENTIFIED IN THE DOCUMENTS FILED BY THE COMPANY WITH THE SEC.